Exhibit 99.1

Aeterna Zentaris Commences Pivotal Phase 3 DETECT-Trial for the Diagnosis of Childhood-Onset Growth Hormone Deficiency

– Safety and efficacy study for macimorelin initiated as agreed with U.S. FDA and the European Medicines Agency (“EMA”) in the Company’s Pediatric Investigation Plan (“PIP”)

– Patient enrollment on track to start this quarter

– Planned completion of pivotal Phase 3 study expected in Q3 2022

CHARLESTON, S.C., May 13, 2021 — Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products, today announced the commencement of its pivotal Phase 3 safety and efficacy study AEZS-130-P02 (“the DETECT-trial”) evaluating macimorelin for the diagnosis of childhood-onset growth hormone deficiency (“CGHD”).

The investigational new drug application (“IND”), “Multicenter, open-label trial to investigate the efficacy and safety of a single oral dose of 1.0 mg/kg macimorelin acetate as growth hormone stimulation test (“GHST”) in pediatric patients with suspected growth hormone deficiency (“GHD”),” for the study is active and the first clinical site in the U.S. is open for patient recruitment.

Children and adolescents from two to less than 18 years of age with suspected growth hormone deficiency are planned to be included. The study is expected to enroll approximately 100 participants worldwide, with at least 40 participants in pre-pubertal and 40 participants in pubertal status. A macimorelin GHST will be performed twice to ensure the repeatability of the data. Two standard GHSTs will be used as controls: arginine (i.v.) and clonidine (p.o.). The study design is expected to be suitable to support a claim for potential stand-alone testing with macimorelin, if successful.

“The initiation of the pivotal Phase 3 DETECT-trial is a key milestone for the Company,” commented Dr. Klaus Paulini, Chief Executive Officer of Aeterna. “While we continue to make progress on multiple fronts across our development pipeline, the launch of this pivotal trial for the diagnosis of CGHD remains an integral piece of our product portfolio and an area of key focus. As sponsors of the trial, we look forward to getting the remainder of the clinical sites active and patient enrollment underway as quickly and efficiently as possible.”

The Company announced positive results in April 2020 from AEZS-130-P01 (“Study P01”), the first of two studies as agreed with FDA and EMA. The goal of Study P01 was to establish a dose that could both be safely administered to pediatric participants and causes a clear rise in growth hormone concentration in participants ultimately diagnosed as not having GHD. Results from the study demonstrated that the pharmacokinetic and pharmacodynamic profile of macimorelin proved to be in the expected range and in general comparable to data in adults.

Under new terms and conditions of the license agreement revised in November 2020, Aeterna is closely coordinating the activities related to the development of macimorelin in CGHD through a joint steering committee with Novo Nordisk, Aeterna’s licensee for the U.S. and Canada.

For more information about Study P01 and the DETECT-trial, please visit EU Clinical Trials Register and reference EudraCT #2018-001988-23 and clinicaltrials.gov identifier NCT04786873.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. The Company’s lead product, macimorelin (Macrilen™), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). The Company is leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD) in collaboration with Novo Nordisk.

Aeterna Zentaris is dedicated to the development of therapeutic assets and has recently taken steps to establish a growing preclinical pipeline to potentially address unmet medical needs across a number of indications, including neuromyelitis optica spectrum disorder (NMOSD), hypoparathyroidism and an undisclosed neurodegenerative disease. Additionally, the Company is developing an oral prophylactic bacterial vaccine against SARS-CoV-2, the virus that causes COVID-19.

For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Forward-Looking Statements

This press release contains statements that may constitute forward-looking statements within the meaning of U.S. and Canadian securities legislation and regulations, and such statements are made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “potential,” “possible,” and similar expressions. Such statements, based as they are on current expectations of management, inherently involve numerous risks, uncertainties, and assumptions, known and unknown, many of which are beyond our control. Forward-looking statements in this press release include, but are not limited to, those relating to: Aeterna’s expectation with respect to Study P02 (including the ability to initiate the remainder of the clinical sites, to enroll subjects in the USA or elsewhere in Study P02, and expectations that Study P02 are suitable to support a claim (regulatory approval) for potential stand-alone testing with macimorelin), and Aeterna’s intentions with respect to growth opportunities and its business focus, including its development pipeline.

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risks and uncertainties include, among others, our reliance on the success of the pediatric clinical trial in the European Union and U.S. for Macrilen™ (macimorelin); we may be unable to enroll the expected number of subjects in Study P02 and the result of Study P02 may not support receipt of regulatory approval in CGHD, we may be delayed or unsuccessful in obtaining pricing and reimbursement approvals in Europe and the UK to market macimorelin; our other products under development may not be successful or may not support advancing the product to human clinical trials; our ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, including our heavy reliance on the success of the License Agreement with Novo Nordisk; the global instability due to the global pandemic of COVID-19, and its unknown potential effect on our planned operations; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those risks discussed in our Annual Report on Form 40-F and annual information form, under the caption “Risk Factors”. Given the uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this release.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: aezs@jtcir.com